Vizsla Copper Corp. Announces Closing

of Spinout From Vizsla Silver and

Closing of Private Placement

VANCOUVER, BC, Sept. 20, 2021 /CNW/ - Vizsla Copper Corp. ("Vizsla Copper" or the "Company") is pleased to announce that the plan of arrangement spinout transaction (the "Arrangement") has closed effective September 20, 2021. Pursuant to the Arrangement, holders of common shares of Vizsla Silver Corp. ("Vizsla Silver") exchanged their Vizsla Silver shares for one new common share of Vizsla Silver and 1/3 of a Vizsla Copper common share, for a total of 49,217,108 Vizsla Copper shares being issued to Vizsla Silver shareholders under the Arrangement.

The Company's board of directors and executive officers are as follows:

Craig Parry	Director and Executive Chairman
Michael Konnert	Director
Simon Cmrlec	Director
Karlene Collier	Director
Chris Donaldson	Chief Executive Officer and Director
Grant Tanaka	Chief Financial Officer
Jennifer Hanson	Corporate Secretary

As previously disclosed by Vizsla Silver, the Company has received conditional approval to list its shares on the TSX Venture Exchange ("TSXV"). Final approval is subject to the Company meeting certain standard requirements of the TSXV. The Company expects to satisfy all the requirements and will make a further announcement once the TSXV has issued a bulletin confirming the date on which trading on the TSXV will commence, which the Company expects to occur before the end of September 2021. The trading symbol for the Company's shares will be "VCU".

Closing of Private Placement

In connection with the Arrangement, the Company has completed a non-brokered private placement for gross proceeds of $5,067,669, consisting of 23,816,866 common shares at a purchase price of $0.15 per share for proceeds of $3,572,530, and 8,306,331 flow-through common shares at a purchase price of $0.18 per flow- through share for proceeds of $1,495,140. The Company paid finders' fees in respect of the non-brokered private placement totaling $77,319 in cash and 507,960 finders' warrants each exercisable into one Vizsla Copper share with a 12-month term and an exercise price of $0.25 per share. The securities issued under the private placement are subject to a four month hold period from the date hereof.

Certain officers and directors of the Company subscribed in the private placement for total of 5,405,733 Vizsla Copper shares. As related parties of the Company, their subscriptions are deemed to be a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company relied on an exemption from the formal valuation and minority shareholder approval requirements set out in MI 61-101, as the fair market value of the participation by directors and officers in the private placement did not exceed 25% of the Company's fair market value calculated in accordance with MI 61-101.

Available Funds and Shares Outstanding

After the payment of arrangement expenses, issuance costs and amounts owing to Vizsla Silver, the Company has approximately $5.7 million in cash available, which includes a cash transfer of approximately $1.1 million from Vizsla Silver. Available funds will be used for, among other things, Phase 1 work programs on the Blueberry property and Carruthers Pass property, property option payments and general and administrative costs.

After completion of the Arrangement and the private placement, Vizsla Copper has 81,340,305 common shares outstanding, 507,960 warrants outstanding and is obligated to issue up to 11,161,444 common shares pursuant to the exercise of Vizsla Silver warrants that have expiry dates ranging from November 2021 to December 2022.

About Vizsla Copper

Vizsla Copper is a junior mineral exploration and development company focused on its interests in British Columbia copper properties, the Blueberry project, and the Carruthers Pass project.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements or forward- looking information relating to the future operations of the Company and other statements that are not historical facts. Forward-

looking statements in this news release include, but are not limited to, the ability to satisfy the final TSXV listing conditions; the expectation that the Company's common shares will commence trading on the TSXV before the end of September 2021; and the use of available funds.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company's ability to carry on exploration and development activities; the timely receipt of required approvals; the price of copper and other metals; and the Company's ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward- looking statements. Such risks, uncertainties and other factors include but are not limited to: the Company's early stage of development and lack of history as a stand-alone entity; risks related to the COVID-19 pandemic; the fluctuation of the price of copper and other metals; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; environmental risks and hazards; risks associated with negative operating cash flow; and risks associated with dilution. For a further discussion of risks relevant to the Company, see the Company's Listing Application available on SEDAR under the heading "Item 21: Risk Factors".

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact: Chris Donaldson, Chief Executive Officer & Director, Email: chris@vizslacopper.com

CO: Vizsla Silver Corp.

CNW 21:35e 20-SEP-21